QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NaPro BioTherapeutics, Inc. (Name of Issuer)
Common Stock, par value $0.0075 per share (Title of Class of Securities)
630795102 (CUSIP Number)
Jose M. de Lasa, 100 Abbott Park Road Abbott Park, Illinois 60064-6049; Phone 847 937 8905 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 16, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630795102	13D	Page 2 of 4 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Abbott Laboratories IRS Identification No. 36-0698440

2.	Check the Appropriate Box if a Member of a Group		(a) ☐
	(See Instructions)		(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Illinois

Number of Shares	7.	Sole Voting Power 2,000,000
Beneficially
Owned by Each Reporting	8.	Shared Voting Power 0
Person With
	9.	Sole Dispositive Power 2,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 6.7% (see Item 5 below)

14.	Type of Reporting Person (See Instructions) CO

        The following information amends and supplements the original Schedule 13D filed by Abbott Laboratories ("Abbott") on April 27, 2001 (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the same meanings assigned to those terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

        See Item 5 below.

Item 5.    Interest in Securities of the Issuer

        (a) and (c)The Shares represent approximately 6.7% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of the Common Stock shown as being outstanding on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission for the quarterly period ended April 2, 2003. Upon satisfaction of certain conditions, as more fully described in Item 6, Abbott shall sell the Shares to Faulding Pharmaceutical Co. ("Faulding"). The aggregate sale price of the Shares is more fully described in Item 6. Except as indicated in this Item 5, Abbott has not effected any transactions in the Common Stock in the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The summary of certain terms of the following agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the agreement and reference is made to the full text of such agreement which is filed as an exhibit to this Statement and is incorporated herein by reference.

        The Stock Purchase Agreement by and between Abbott and Faulding is dated July 16, 2003. Under the terms of the Stock Purchase Agreement, Abbott agrees to sell and Faulding agrees to purchase the Shares simultaneously with, and only upon, the closing of an Asset Purchase Agreement by and between Abbott and Faulding, dated July 16, 2003. The aggregate purchase price to be paid by Faulding to Abbott for the Shares shall be the closing price for a share of the Common Stock on the last trading day immediately prior to the closing, multiplied by the number of the Shares.

Item 7.    Material to be Filed as Exhibits

        Exhibit 99.1

Page 3 of 4 Pages

*********************************

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 17, 2003	Abbott Laboratories
	By:	/s/ THOMAS C. FREYMAN Thomas C. Freyman, Senior Vice President, Finance and Chief Financial Officer

Page 4 of 4 Pages

EXHIBIT INDEX

Exhibit Number	Description
99.1	Stock Purchase Agreement

QuickLinks

  Item 4. Purpose of the Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
EXHIBIT INDEX